CUSIP No. 46072H108	Page 1 of 5 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

          INTERSTATE BAKERIES CORPORATION
(Name of Issuer)

          Common Stock, $.001 par value
(Title of Class of Securities)

          46072H108
(CUSIP Number)

Brencourt Advisors, LLC
600 Lexington Avenue, 8th Floor
New York, NY 10022
Edward Larmann
          (212) 313-9743
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

          October 30, 2006
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

CUSIP No. 46072H108	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Brencourt Advisors, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) 13-4137530

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (funds from Investment Advisory clients)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	3,799,520 0 3,799,520 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,799,520

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 46072H108	Page 3 of 5 Pages

This Amendment No. 2 amends the Schedule 13D filed on May 26, 2006, as amended and supplemented by Amendment No. 1 to Schedule 13D filed on July 24, 2006, by Brencourt Advisors, LLC (the "Investment Manager") and each of the funds to which the Investment Manager provides discretionary advice (the "Funds") and which are the record and direct beneficial owners of the shares of common stock, par value $.001 per share ("common stock") of Interstate Bakeries Corporation (the "Issuer") with respect to the shares of common stock.

Item 4. Purpose of Transaction

          Item 4 is hereby amended by adding the following:

          On October 30, 2006, the Investment Manager filed a complaint pursuant to Section 211(c) of the Delaware General Corporation Law requesting the Court of Chancery of the State of Delaware (the "Court") to enter an order (i) requiring the Issuer to immediately convene an annual meeting of stockholders, with the time, place, record date and form of notice for such meeting and number of directors to be elected at such meeting to be specified by the Court, (ii) declaring that stockholders may nominate persons for election as director for such annual meeting free of any advance notification or advance nomination bylaw or charter provisions, and fixing such other terms and conditions for such meeting as the Court may deem appropriate, (iii) awarding the Investment Manager its costs and expenses, including reasonable attorneys' fees, incurred in the prosecution of the action and (iv) granting to the Investment Manager such other relief as the Court deems just and equitable under the circumstances. A copy of the complaint is filed as Exhibit 2 hereto and is incorporated herein by reference.

          On November 7, 2006, the Investment Manager sent a letter to the Chairman of the Board of Directors of the Issuer. A copy of this letter is filed as Exhibit 3 hereto and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

           Subsections (a), (b) and (c) of Item 5 are amended and restated in their entirety to read as follows:

           (a) – (b)     The Investment Manager may be deemed, for purposes of Rule 13d-3 under the Act to be the beneficial owner of the aggregate amount of 3,799,520 shares of common stock owned by the Funds representing approximately 8.4% of the Issuer's shares of common stock outstanding on its annual report on Form 10-K for the fiscal year ended May 28, 2005, filed on October 6, 2006.

           (c)      During the past 60 days, the Investment Manager on behalf of the Funds effected the following transactions in the shares of common stock in the open market:

Transaction Date	Bought	Sold	Price Per Share
9/11/2006	4,000		$ 4.90
9/11/2006	5,000		$ 4.90
9/11/2006		25,000	$ 4.98
9/11/2006		50,000	$ 4.90
9/12/2006		50,000	$ 4.86
9/12/2006		25,000	$ 4.90
9/14/2006		25,000	$ 4.55
9/19/2006		25,000	$ 3.85
9/21/2006	10,000		$ 3.40
9/22/2006	50,000		$ 2.75

CUSIP No. 46072H108	Page 4 of 5 Pages

Item 7. Material to be Filed as Exhibits

Exhibit 2 – Complaint filed by Investment Manager in the Court of Chancery of the State of Delaware on October 30, 2006.

Exhibit 3 – Letter from Brencourt Advisors, LLC to Leo Benatar dated November 7, 2006

SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: November 7, 2006	BRENCOURT ADVISORS, LLC By: /s/ Michael Palmer Name: Michael Palmer Title: Chief Financial Officer